Financial Institution Bond
For Investment Companies

DECLARATIONS

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock

Name of **Assured**:

insurance company, herein called the Company

DRIEHAUS MUTUAL FUNDS

One American Square 202 N Illinois Street,

Address of **Assured**:

Suite 2600

25 EAST ERIE STREET

Indianapolis, IN 46282

CHICAGO, IL 60611

Bond Number: J06009414

Item 1. Bond Period: From: June 30, 2024

To: June 30, 2025

At 12:01 A.M. local time at the Address of **Assured**.

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Employee	$ 2,500,000	$ 0
2. On Premises	$ 2,500,000	$ 10,000
3. In Transit	$ 2,500,000	$ 10,000
4. Forgery Or Alteration	$ 2,500,000	$ 10,000
5. Extended Forgery	$ 2,500,000	$ 10,000
6. Counterfeit Money	$ 2,500,000	$ 10,000
7. Computer System Fraud	$ 2,500,000	$ 10,000
8. Claims Expense	$ 100,000	$ 10,000
9. Audit Expense	$ 100,000	$ 10,000
10. Uncollectible Items Of Deposit	$ 250,000	$ 10,000
11. Voice Initiated Funds Transfer Instruction	$ 2,500,000	$ 10,000

PF-52903D (08/21)

For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY



_____
Secretary

_____
President

June 28, 2024
_____
Date

_____
Authorized Representative

PF-52903D (08/21)

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company
As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- ***Directors and Officers Liability Loss Prevention* Manuals:**

  Directors and Officers Liability Loss Preventions – #14-01-0035

  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.
- **ChubbWorks.com**

  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.
- ***Employment Practices Loss Prevention Guidelines* Manual**

  Employment Practices Loss Prevention Guidelines - #14-01-0061
- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.
- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.
- **Private Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)

Fiduciary Liability Loss Prevention Services

• **Fiduciary Liability Loss Prevention Manual**
Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
Liability Insurance #14-01-1019

Crime Loss Prevention Services

• **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more
about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

• **Readings in Health Care Governance Manual**
Readings in Health Care Governance -#14-01-0788
• **ChubbWorks.com**
ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online
resource containing health care specific loss prevention information for employment practices
liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain
immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy
number.
• **Health Care D&O Loss Prevention Consultant Services**
Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in
developing or maintaining a loss prevention program, you should consult competent legal counsel
to design and implement your own program. No liability is assumed by reason of the services,
access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

Chubb Customer Support Services Department:
436 Walnut Street
 Philadelphia, Pennsylvania 19106-3703

 Telephone Number: 1-800-352-4462
Email: ACEUSCustomerServices@ACEgroup.com

The **Illinois Department of Insurance** may also be contacted for assistance. Insurance analysts are available to answer general questions by phone at our toll-free Consumer Assistance Hotline (866) 445-5364. **However, complaints must be submitted in writing.**

How to file a complaint with the Insurance Department:

Complaints may be submitted in the following ways:

· On-line at
   https://insurance.illinois.gov/applications/ComplaintForms/default.aspx
      and by following the instructions posted.
· By fax: (217) 558-2083
· By email at consumer_complaints@ins.state.il.us
· By mail: 320 W. Washington St. Springfield, IL 62767 or 122 S. Michigan Ave., 19th Floor, Chicago, Illinois 60603

ALL-18653d (07/14)

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)

Page 1 of 1

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ILLINOIS NOTICE TO POLICYHOLDERS REGARDING THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT

Dear Policyholder:

This is to provide notice that, pursuant to Illinois Department of Insurance Company Bulletin 2011-06 (CB 2011-06), this policy is in compliance with the Illinois Religious Freedom Protection and Civil Union Act ("the Act", 750 ILL. COMP. STAT. 75/1). The Act, which became effective on June 1, 2011, creates a legal relationship between two persons of either the same or opposite sex who establish a civil union.

The Act provides that parties to a civil union are entitled to the same legal obligations, responsibilities, protections and benefits that are afforded or recognized by the law of Illinois to spouses, whether they are derived from statute, administrative rule, policy, common law or any source of civil or criminal law. In addition, this law requires recognition of a same-sex civil union, marriage, or other substantially similar legal relationship, except for common law marriage, legally entered into in other jurisdictions. The Act further provides that "party to a civil union" shall be included in any definition or use of the terms "spouse", "family", "immediate family", "dependent", "next of kin" and other terms descriptive of spousal relationships as those terms are used throughout the law. According to CB 2011-06, this includes the terms "marriage" or "married" or any variations thereof. CB 2011-06 also states that if policies of insurance provide coverage for children, the children of civil unions must also be provided coverage.

U. S. Treasury Department's Office

Of Foreign Assets Control ("OFAC")

Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www. treas. gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U. S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I. INSURING CLAUSES

1. Employee

Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2. On Premises

Loss of **Property** resulting directly from:

a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

while the **Property** is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

a. an armored motor vehicle, including loading and unloading thereof;

b. the custody of a natural person acting as a messenger of the **Assured**; or

c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

(1) **Written** records;

(2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

(3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

Loss resulting directly from the **Assured** having, in good faith:

a. transferred, paid, or delivered any **Property**; or

b. established any credit or given any value,

in reliance on any **Written** and **Original**:

PF-52903 (08/21)

(1) **Negotiable Instrument** (other than an **Evidence of Debt**);

(2) **Acceptance**;

(3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

(4) **Certificate of Deposit**;

(5) **Letter of Credit**; or

(6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

    i.   bears a **Forgery**; or

    ii.   is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5. Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

(1) **Certificated Security**;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) **Evidence of Debt**; or

(4) **Instruction**,

which

    i.   bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

    ii.   is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

    iii. is lost or stolen;

b.   guaranteed in writing or witnessed any signature on any:

(1) transfer;

(2) assignment;

(3) bill of sale;

(4) power of attorney; or

(5) endorsement upon any item listed in a.(1) through a.(4) above,

            but only to the extent that such guarantee or signature directly causes the loss; or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral. For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

   Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

   Loss resulting directly from the:

   a. withdrawal, transfer, payment, or delivery of **Property**; or

   b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

   which results directly from a **Network Intrusion**.

8. Claims Expense

   Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

   Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

    Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted;

    b. shares to be issued; or

    c. dividends to be paid,

    from an account of an **Assured**.

    As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**. **Items of Deposit** shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

    Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

    a. the **Customer**;

    b. an **Employee** acting on instructions of such **Customer**; or

c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.   GENERAL AGREEMENTS

1 .   Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.   the creation of a new **Investment Company**; or

b.   an increase in the gross assets of **Investment Companies** covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2 .   Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated

as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3. Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding. If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4.   Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.   **DEFINITIONS**

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)   the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2)   any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1)   the **Assured's Computer System**; or

(2)   an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)   represented by an instrument issued in bearer or registered form;

(2)   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a.   investment advisor;

    b.   underwriter (distributor);

    c.   transfer agent;

    d.   shareholder accounting record-keeper; or

    e.   fund administrator,

while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a.   creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b.   acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a.   not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1)   a description of the issue of which the **Uncertificated Security** is a part;

(2)   the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)   the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)   the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1)   signed by the maker or drawer;

(2)   containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3)   payable on demand or at a definite time; and

(4)   payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1)   unauthorized access; or

(2)   entry of an unauthorized application or software program, into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.

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Page 8 of 17

Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV. EXCLUSIONS

1. General Exclusions – Applicable To All Insuring Clauses

   This Bond does not cover loss resulting directly or indirectly from:

   a. riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

   b. the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

   c. the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d.   damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.   all costs, fees and expenses incurred by the **Assured**:

  (1)   in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

  (2)   as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.   indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g.   any violation by the **Assured** or by any **Employee**:

  (1)   of any law regulating:

    i.   the issuance, purchase or sale of securities;

    ii.   securities transactions on security or commodity exchanges or the over the counter market;

    iii. investment companies; or

    iv. investment advisors; or

  (2)   of any rule or regulation made pursuant to any such law;

h.   the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.   fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.   liability resulting from disclosure of or acting on material nonpublic information;

k.   liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l.   the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m.   any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n.   a threat or series of threats to:

  (1)   gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

  (2)   modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o.   costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

PF-52903 (08/21)

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. **Cryptocurrency**.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

(2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d. any **Uncertificated Security**, except for loss covered under Insuring Clause 7;

e. the loss of **Property** while:

(1) in the mail;

(2) in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

(3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured,** except for loss of **Securities** covered under Insuring Clause 2;

h. instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j. **Items of Deposit** which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.

3. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b. any **Forgery** or any alteration, except for loss covered under Insuring Clause 7; or

c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a. any transfer, payment, or delivery of **Money or Securities**:

(1) authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

c. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**; or

f. entries or changes made at an **Electronic Funds Transfer System** or a **Customer Communication System** by a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

5. Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any **Voice Initiated Transfer Instruction** from a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** verification credentials or mechanism.

V.   CONDITIONS AND LIMITATIONS

1 . Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2 . Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole **Assured**, no change or modification which would adversely affect the rights of the **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint **Assureds**, no change or modification which would adversely affect the rights of any **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission.

3 . Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4 . Cooperation Of Assured

At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

a.   submit to examination by the Company and subscribe to the same under oath;

b.   produce for the Company's examination all pertinent records; and

c.   cooperate with the Company in all matters pertaining to the loss.

The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5 . Covered Property

This Bond shall apply to loss of **Property**:

a.   owned by the **Assured**;

b.   held by the **Assured** in any capacity; or

c.   for which the **Assured** is legally liable.

This Bond shall be for the sole use and benefit of the **Assured**.

6 . Deductible Amount

The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any **Assured** and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a **Director** during the Bond Period. Discovery occurs at the earlier of a **Director** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b. if a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one **Assureds**, or all **Assureds**, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one **Assured**.

9. Notice To Company – Proof – Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or

(2)   Attn: Chubb Underwriting Department

   Chubb

   202B Hall's Mill Road

                                                                                         Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a.   Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

   (1)   the **Assured**;

   (2)   a **Transportation Company**; or

   (3)   another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

b.   Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

a.   for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b.   for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

c.   for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12 . Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.

PF-52903 (08/21)

Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. If the Bond is for a sole **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b. If the Bond is for a joint **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c. If any **Director**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**:

i. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Assured** to suffer a loss covered by this Bond; and

ii. within forty-eight (48) hours of discovering an **Employee** has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d. This Bond terminates as to any **Employee** sixty (60) days after receipt by each **Assured** and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any **Employee**.

14. Valuation

a. Books Of Account Or Other Records
The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

b. Money
Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c. Other Property
The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

d. Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

VI. COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52903 (08/21)

AMEND DISCOVERY AND NOTICE TO COMPANY ENDORSEMENT

Named Assured	Endorsement Number
DRIEHAUS MUTUAL FUNDS	1

Bond Number	Bond Period			Effective Date of Endorsement
J06009414	06-30-2024	to	06-30-2025	June 30, 2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) Section 7., Discovery, of the Conditions and Limitations is deleted and replaced with the following:

7. Discovery

This Bond applies only to loss first discovered by the Risk Manager or General Counsel of the first named **Assured** during the Bond Period. Discovery occurs at the earlier of the Risk Manager or General Counsel of the first named **Assured** learning of:

a.   facts which may subsequently result in a loss of a type covered by this Bond; or

b.   an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

(2) Section 9., Notice to Company – Proof – Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing with the following:

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed (0) days after discovery of a loss by the Risk Manager or General Counsel of the first named **Assured**, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

(3) Section 13., Termination, of the Conditions and Limitations, is amended by deleting the lead-in to paragraph c. and replacing with the following:

c. If the Risk Manager or General Counsel of the first named **Assured**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

PF-52911 (08/21)

Page 1 of 1

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured	Endorsement Number
DRIEHAUS MUTUAL FUNDS	2

Bond Number	Bond Period	Effective Date of Endorsement
J06009414	06-30-2024 to 06-30-2025	June 30, 2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$ 2,500,000	$ 10,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction
Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a.   the **Customer**;
b.   an **Employee** acting on instructions of such **Customer**; or
c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,
but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.   sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;
ii.   **Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and
iii.   **Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:
Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

PF-52913 (08/21)

Page 1 of 2

(4) The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

a. transmitted to the **Assured** via:

    i. any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

    ii. telex, or **Telefacsimile** instruction; or

    iii. automated telephone system; and

b. received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

a. attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b. contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5) Exclusion 2.a. is deleted and replaced with the following:

a. the acts of an **Employee**, except for loss covered under:

    i. Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

    ii. Insuring Clause 11 or 14;

(6) The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

a. **Customer**; or

b. natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

PF-52913 (08/21)

Page 2 of 2

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured	Endorsement Number
DRIEHAUS MUTUAL FUNDS	3

Bond Number	Bond Period		Effective Date of Endorsement
J06009414	06-30-2024 to	06-30-2025	06-30-2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

Driehaus International Small Cap Growth Fund

Driehaus Emerging Markets Small Cap Growth Fund

Driehaus Small Cap Growth Fund

Driehaus Micro Cap Growth Fund

Driehaus Global Fund (prev. Emerging Markets Opportunities)

Driehaus Emerging Markets Growth Fund

Driehaus Event Driven Fund

Driehaus Small/Mid Cap Growth Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

PF-52916 (08/21)

Page 1 of 1

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured				Endorsement Number
DRIEHAUS MUTUAL FUNDS				4

Bond Number	Bond Period			Effective Date of Endorsement
J06009414	06-30-2024	to	06-30-2025	06-30-2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$ 2,500,000	$ 10,000

(2) The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

PF-52918 (08/21)

Page 1 of 1

DELETE AN ENDORSEMENT

Named Assured	Endorsement Number
DRIEHAUS MUTUAL FUNDS	5

Bond Number	Bond Period		Effective Date of Endorsement
J06009414	06-30-2024 to 06-30-2025		June 30, 2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in its entirety.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

_____
Authorized Representative

PF-51460 (02/19)

Page 1 of 1

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured	Endorsement Number
DRIEHAUS MUTUAL FUNDS	6

Bond Number	Bond Period		Effective Date of Endorsement
J06009414	06-30-2024 to 06-30-2025		06-30-2024

Issued By

Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

Driehaus Emerging Markets Small Cap Growth Fund

Driehaus Small Cap Growth Fund

Driehaus Micro Cap Growth Fund

Driehaus Global Fund (prev. Emerging Markets Opportunities)

Driehaus Emerging Markets Growth Fund

Driehaus Event Driven Fund

Driehaus Small/Mid Cap Growth Fund

Driehaus International Developed Equity Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (08/21)

Page 1 of 1

SECRETARY'S CERTIFICATE

I, Tanya S. Tancheff, Secretary of the Driehaus Mutual Funds (the "Trust"), hereby certify that the following resolutions were approved by a majority of those Trustees who were not deemed to be "interested persons," as that term is defined in the Investment Company Act of 1940 (the "1940 Act"), and the entire Board of Trustees (the "Board") of the Trust, at a meeting held on June 4, 2024:

WHEREAS, it is proposed that the Trust obtain coverage against larceny and embezzlement under a bond (the "Bond") in the amount of $2,500,000 for the period from June 30, 2024 through June 30, 2025;

NOW, THEREFORE, BE IT

RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust's portfolios, the Board, including a majority of such Trustees who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940 (the "1940 Act"), deems it appropriate to obtain coverage against larceny and embezzlement provided under the proposed Bond in the form substantially similar to the Trust's current fidelity bond and in an amount no less than the minimum amount required by Rule 17g-1(d) under the 1940 Act; and it is further

RESOLVED, that the appropriate officers of the Trust are authorized to take all steps necessary, beneficial or appropriate to secure the Bond and to effectuate the foregoing resolutions and are directed to present the Bond obtained and the premium paid therefor for ratification by the Board at its next meeting; and it is further

RESOLVED, that the Secretary of the Trust be and hereby is designated the officer who shall make the filing and give the appropriate notices required by paragraph (g) of Rule 17g-1 under the 1940 Act concerning the Bond.

IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of July 2024.

/s/ Tanya S. Tancheff
Tanya S. Tancheff
Secretary of the Trust